Exhibit 21.1

Subsidiaries of Syntiant Corp.

Name*	State or Other Jurisdiction of Incorporation or Organization

Pilot AI Labs, Inc.	Delaware

Syntiant Business Services (Shanghai) Co., Ltd.	China

Syntiant Manufacturing (Suzhou) Co., Ltd.	China

Syntiant India Business Services Private Limited	India

Syntiant Malaysia Manufacturing Sdn. Bhd.	Malaysia

Syntiant Malaysia Logistics Sdn. Bhd.	Malaysia

Syntiant Japan KK	Japan

Syntiant Korea Yuhan Chegim Hoesa	South Korea

Syntiant Switzerland GmbH	Switzerland

Syntiant Holdings LLC	Delaware

* This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X.